Filed by Altra Industrial Motion Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Altra Industrial Motion Corp

(Commission File No. 001-33209)

The following is a transcript of the Second Quarter 2018 Financial Results Conference Call of Altra Industrial Motion Corp., recorded on Friday, July 27, 2018 and made available for replay on Monday, July 30, 2018.

Operator

Greetings, and welcome to the Altra Industrial Motion Second Quarter 2018 Financial Results Call. As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Mr. Andrew Blazier of Sharon Merrill Associates. Thank you. You may begin.

Andrew Blazier—Senior Associate, Sharon Merrill Associates, Inc.

Thank you. Good morning, everyone, and welcome to the call. To help you follow management’s discussion on this call, they will be referencing slides that are posted to the altramotion.com website under Events and Presentations in the Investor Relations section.

Please turn to Slide 4. During the call, management will be making forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently uncertain, and investors must recognize that events could differ significantly from management’s expectations.

Please refer to the risks, uncertainties and other factors described in the company’s quarterly reports on Form 10-Q and annual report on Form 10-K and in the company’s other filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, Altra Industrial Motion Corp. does not intend to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

On today’s call, management will refer to non-GAAP diluted earnings per share, non-GAAP income from operations, non-GAAP net income, non-GAAP operating working capital, non-GAAP operating margin and non-GAAP free cash flow. These metrics exclude certain items discussed in our slide presentation and in our press release under the heading Discussion of Non-GAAP Financial Measures and any other items that management believes should be excluded when reviewing continuing operations. The reconciliations of Altra’s non-GAAP measures to the comparable GAAP measures are available in the financial tables of the Q2 2018 financial results press release on Altra’s website.

Please turn to Slide 5. With me today are Chief Executive Officer, Carl Christenson; and Chief Financial Officer, Christian Storch. I’ll now turn the call over to Carl.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Thank you, Andrew, and good morning, everyone. Now please turn to Slide 6. We continued our strong momentum in the second quarter, growing sales 6.2% to $237.3 million, as we capitalized on the ongoing strength of the industrial economy. This is our sixth consecutive quarterly year-over-year increase.

We’re still seeing good growth across just about all of our end markets and expect that trend to continue through the second half of the year. The one market with soft conditions is power generation. The wind market, which we had expected to pick up as we progressed during the year is beginning to do just that. While sales into the wind industry were down for the quarter when compared to the prior year, we began to experience good sales growth in June, and that momentum continues.

The team is also doing a great job leveraging top line growth into bottom line improvement as we achieved 23.4% and 25.3% increases in GAAP and non-GAAP net income, respectively, in Q2. We reported a record GAAP EPS of $0.65 and a non-GAAP EPS of $0.71 and expect further incremental operating leverage as we proceed through the year. The bottom line growth is a result of process enhancements, driven by the Altra business system, continued implementation of our strategic initiatives and improving market conditions.

During the quarter, we launched another round of activities related to our restructuring plan, primarily in our wind business to reduce operating cost in Europe. All of our businesses are sharply focused on operational excellence, and we’ve seen some great results in the first half of the year.

Our Couplings, Clutches & Brakes segment has been performing particularly well, with operating margin up 440 basis points year-over-year in Q2 to 15.2% on a revenue increase of 10.5%. The success of our restructuring efforts in that segment are really starting to show as we’re seeing excellent flow-through of revenue to the bottom line.

Our initiatives to enhance profitability through pricing actions and supply chain management improvements are also going well. And we expect the opportunity to drive improvement through supply chain management will increase significantly once we have completed the merger with the Fortive Automation & Specialty businesses.

Based on our top and bottom line performance in the first half of the year, our current backlog and our optimism about the second half of the year, we are raising our guidance for the full year. Christian will provide more detail on that in a few minutes.

We have a very exciting pipeline of organic growth opportunities as a result of the technical expertise in each of our businesses and our close collaboration with our customers. Most of our end markets continue to be quite healthy and last quarter, we began talking about some of the product development activities that we’ve been working on to drive organic growth. We continue to make advancements on this initiative in the second quarter.

For example, we mentioned that we were working on an innovative system to precisely control air distribution in critical applications such as medical, laboratories, pharmaceutical and other atmospherically controlled production environments. We have made very good progress, and the customer is extremely pleased with the results. They expect that their new product will be a game-changer.

In another case, our in-house capability developed new friction materials tailored to the application, and has enabled us to differentiate ourselves from our competition. More specifically, a forklift customer has selected us to provide the brakes for their new forklift product range.

Another technology that we have been working on for quite some time is intended to help our wind turbine customers reduce the overall cost of a wind turbine. As wind turbines get ever larger, some components are more challenging to manufacture and consequently, more expensive.

Our customers are working hard to reduce the overall cost of a turbine, and we have jointly developed a system that enables a customer to potentially eliminate some expensive components, such as the extremely large yaw bearing. This could reduce the overall cost without affecting the performance of the system.

I believe we are also beginning to receive some significant orders that appear to be CapEx expansion projects. As an example, we received an order for nearly $1 million for a braking system for what will be the world’s largest downhill conveyor for a mine in Inner Mongolia.

Before I turn the call over to Christian for a few—for a review of the financials, I’d like to provide you with a brief update on our agreement to combine with Fortive’s Automation & Specialty business. We are making good progress on planning for the integration. Both teams are working well together and we’re on track. At this point, we have received the merger clearance in all jurisdictions. We’re still targeting to close in the fourth quarter, and we are pushing hard to close as early as possible in the quarter.

And with that, I’d like to turn the call over to Christian for a review of our financial results. And then I’ll come back with an update on our markets and some closing thoughts. Christian?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Thank you, Carl, and good morning, everyone.

Turning to Slide 7. Our sales for the quarter represented growth of 6.2%. This includes 100 basis points contribution from price and a positive FX effect of 330 basis points. We recorded 290 basis points of organic growth, reflecting both the continuing health of the global industrial economy and the success of our growth strategy. Geographically, excluding the effect of FX, North American revenues grew 3%; sales to Asia Pacific and other geographies were up 11%; and our European revenues were flat due mainly to the softness of our wind business.

Regarding tariffs. We believe we are taking the necessary actions to recover cost increases related to the tariffs, tariffs that have been enacted to date. These include cost reductions as well as the implementation of surcharges and price increases, allowing us to recover the raw material cost on an annualized basis. While we generally have pre-tariff inventory in the pipeline to cover the gap between when the tariffs were enacted and when the price increases take effect, there might be some timing difference. We continue to monitor and evaluate the situation and are prepared to take the right actions should we be faced with any additional tariffs.

Gross margin was up 70 basis points year-over-year, included in that gross margin is a favorable supplier warranty settlement. The settlement offset the gross margin decline in the wind market. Note that wind sales began to pick up in earnest in June, and we expect continued growth in Q3.

We were able to increase our non-GAAP operating margin by 80 basis points year-over-year to 12% due to lower SG&A as a percentage of sales, driven by our operational excellence initiatives. Our GAAP tax rate was 27.6% and was impacted by the negative effect of acquisition costs, which are largely not tax deductible. Our non-GAAP EPS reflects our normalized tax rate of 22.3%. For the second quarter of 2018, non-GAAP EPS of $0.71 excludes restructuring and consolidation costs, acquisition-related expenses and the supplier warranty settlement.

Please turn to Slide 8. Our cash balance was $38.1 million at the end of the quarter, while book equity was $412.9 million. In terms of cash, we currently continue to favor paying down debt over share repurchases. We paid down $16.5 million of debt during the quarter and did not repurchase any shares.

Capital investments totaled $7.9 million for the quarter, and depreciation and amortization was $9.3 million. As Carl mentioned, because of the first half of the year and increasing optimism about the remainder of 2018, we are raising our guidance for the full year 2018.

Please turn to Slide 9. We are raising our full year revenue guidance. We now expect full year 2018 sales in the range of $920 million to $935 million, net income in the range of $60 million to $61.4 million, non-GAAP net income in the range of $71.3 million the $74.2 million, GAAP diluted EPS in the range of $2.06 to $2.11 and non-GAAP diluted EPS in the range of $2.45 to $2.55.

We expect our tax rate for full year to be in the range of 23% to 25% before discrete items and before the impact of the nondeductible acquisition-related expenses. Capital expenditures are expected to be in the range of $28 million to $30 million, and we expect depreciation and amortization to be in the range of $36 million to $38 million.

With that, I will turn the discussion back to Carl.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Thank you, Christian. Please turn to Slide 10 for a review of our end markets. And we’ll begin with Distribution, which is predominantly made up of sales of aftermarket parts and original equipment parts for small OEMs.

Distribution sales were up double digits year-over-year as we benefit from the strength of the global economy. Turf and Garden sales were flat with last year, and we continue to expect sales to be up slightly from our strong performance in 2016 and 2017.

Farm and Ag sales were down due to a difficult comparison with Q2 2017 when we shipped an unusually large amount of product for the ramp-up of a project for a major customer. Sales are still up for the first half of the year, and we continue to expect 2018 to be a good year in this market. However, our outlook could change depending on how farmer spending on equipment is affected by retaliatory tariffs and U.S. government subsidies.

Materials handling sales were up double digits, driven by strength in forklifts, cranes and hoists as a result of the resurgence in oil and gas and the rebound in the metals market.

Turning to energy. Energy was up slightly for the quarter. Strength in oil and gas was substantially offset by weakness in both conventional power generation and wind. We expect weakness in power gen to continue in the near term.

On a positive side, wind was up significantly on a sequential basis as the orders we received in the late winter and early spring started to ship. As I mentioned earlier, wind sales were strong in June and that growth has continued. We expect continued growth in wind in the current third quarter.

Metal market sales momentum continued with another quarter of double-digit growth. Higher steel prices as a result of tariffs are creating this robust spending environment. While this very high rate of growth may not be matched in the second half of the year, we do expect a strong 2018 overall. Likewise, mining sales continue to be strong, with double-digit growth in Q2. Orders for spare parts are still driving sales in this market, although we are now receiving orders for new equipment builds for mine expansions.

With that market review, please turn to Slide 11, and I’ll summarize with 5 key thoughts. First, we’re seeing strength in virtually all of our end markets. Our bookings are strong and we’re increasingly optimistic about the second half of the year, especially given the recent turnaround in wind.

Second, we continue to see the results of our strategic initiatives. Our Couplings, Clutches & Brakes segment demonstrated excellent flow-through to the bottom line, and we believe there’s significant additional upside for bottom line improvement both in that segment and across our businesses.

Third, we’re excited by the opportunities we are creating with our organic growth initiatives. We’re working in close collaboration with our customers to develop innovative new products and programs and look forward to reaping the rewards of those efforts.

Fourth, we’re enthusiastic about our pending combination with Fortive’s Automation & Specialty businesses to create a premium, global industrial company that expands our portfolio across the technology spectrum and increases our exposure to end markets with attractive secular trends. And we’re pushing hard to close as early as possible in the fourth quarter.

And finally, as a result of our strong performance in the first half of the year and our optimism about the second half, we are raising our guidance for the full year 2018.

And with that, I’d like to turn it back over to Melissa to open the call to your questions.

QUESTIONS AND ANSWERS

Operator

Our first question comes from the line of Scott Graham with BMO Capital Markets.

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

So I wanted to just ask 2 questions, one about gross margin, one about sales. I thought I heard you guys say that there was some type of settlement or something in the current quarter’s gross margins. Did I hear you correctly on that?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Yes.

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

What is that?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

A few quarters ago, we incurred a warranty expense in our wind business, and we excluded that warranty expense when reconciling to non-GAAP earnings with the argument that we will be reimbursed for that warranty expense by the supplier of the faulty part or the seller of the business. And so now we have been reimbursed for that and therefore, we’re excluding this benefit from the non-GAAP EPS.

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

Okay. So that’s already handled within your non-GAAP. I understand. And you said third quarter gross margin should be up. Did you say that as well?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

No, we do not talk about third quarter gross margins.

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

All right. Because a number of companies are out there are saying inflation hits a little harder second and third quarter this year and another set of price increases is at—some of them have to be staggered off of contractual agreements with customers. Would you mind giving us a view on your gross margin for the third quarter?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Yes. So as I mentioned in my prepared remarks, we are assuming that we can fully recover the impact from tariffs. There’s often a chance that you might have—run into some timing issues, which can be about a quarter where it takes some time to negotiate these price increases with the OEMs. But overall, on an annualized basis, we are very confident that we can fully recover those tariffs through price increases and cost reductions.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

On the other cost increases, other than the tariffs, are supply chain initiatives that we started a couple of years ago, are a little bit more than offsetting what we’re seeing for price increases from—for general price increases from suppliers.

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

Understood. Just—my other question is kind of around sales because as you read through your slide deck page on the end markets sum-up, you see characterizations of double-digit this, double-digit that, robust this. And here we are, organic was only up 3%. So (a) I’m kind of wondering what’s on the other side of the equal sign here and (b), you guys are kind of in the thick of the industrial recovery with your products. I know you have some lead cycle markets, but those have even started to turn up. What do you think is holding back your organic sales right now?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Yes. So it’s mainly the wind business. And just to give you an example, if you have $100 million wind business and if that would decline by 5% year-over-year, that translates into about a 200 basis point impact on the overall company, just to show you a mathematical example. If you look at our guidance at the high end of that range, we are assuming that our organic sales growth momentum will increase. So we assume at the high end, organic growth north of 5% for the balance of the year versus the 2.9%, and that is also driven by wind because in June, for the first time in a long time, we saw year-over-year growth in our wind business, and we are very confident that, that will continue in the third quarter and in the fourth quarter. And so that...

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

And Christian, if could you just remind us first quarter, second quarter, could you size up the hold-down on organic from wind in each of those quarters again?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

I mean, this was—I can tell you that wind business in the third quarter, and this is an approximation, was down probably year-over-year around 300 basis points.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

In the first quarter.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

In the second quarter.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Second quarter, sorry.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

I don’t have the data for the first quarter, but it was also—it was down more than that in the first quarter. And the other market that Carl mentioned is power generation. That is very soft. And then the rest is doing pretty well.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

And I think we gave...

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

...your power generation businesses?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Yes. If you go back and look at the first quarter transcript, I think you’ll see we—I think we described what the wind impact was.

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

Right, and I will certainly do that. Are you able to tell us how big your power gen—okay, are you saying that, that’s within power gen?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Yes, wind is within the power gen segment. Yes.

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

Right, right. But the only reason I’m asking is that you called it out separately as you went through your comments a couple of minutes ago. You said in energy, oil and gas, up; power gen, down; wind, down. Did you mean power gen down is because wind is down?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Power gen is down because wind is down for the quarter, but it was up in June, is what we referenced. And then also, conventional power gen, gas-driven turbines mostly, is—or gas turbine-driven generator sets is also down.

Robert Scott Graham—Analyst, BMO Capital Markets Equity Research

Right, that’s what I thought. Okay, very good.

Operator

Our next question comes from the line of Jeff Hammond with KeyBanc Capital Markets.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

So Distribution, quite strong. What’s the visibility and kind of order rates tell you about growth into the second half there?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

In the Distribution channel specifically?

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Yes.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Yes. I think what we saw was quite strong in the second quarter. I think there were some specific things that drove that. So I don’t expect it to be quite as strong as it was in the second quarter, but the activity level is still very good.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Okay. And then we’ve heard some chatter about Europe kind of softening a little bit. Are you seeing any other areas of weakness in Europe other than—or is that just the wind dynamic?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

It’s mostly wind. Some of the general industrial pieces is still robust, still pretty strong.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

This was mainly wind. Our business, our power business is doing very nicely, and Europe is growing, so is our forklift business and our elevator business. And the only area, other area where we see some softness is in Servo Motors, but that—at a very high level, I would say.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

And that’s—some specific events also that are driving that.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

But overall, we are still optimistic for Europe. And outside of wind, we’ve seen growth in Europe.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Yes. I think, Jeff, what we’re—I think what we would expect is that the growth would moderate in Europe, but that it’s still going to grow, yes.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Okay, great. And then just, it looks like you’ve raised your rev guidance $7 million, $8 million. It sounds like growth may be in Ag or maybe incremental headwinds. So what would be kind of the—if you had to highlight 1 or 2 end markets, that would be the biggest drivers of kind of the upside revision. That would be of help.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

I think we’re starting to see some really good projects come through in mining and some things in oil and gas that are encouraging, and it’s global too, so there’s—it’s been driven just about everywhere. I think those will probably be the 2 big drivers. And do you have anything?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

And Jeff, from an FX perspective, we’re assuming in our guidance that FX is neither a tailwind nor a headwind. So what you see there as growth sequentially from the first half of last year is all organic.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Okay, okay, great. And then If I recall, mining and oil and gas are mix rich, so that should help the incrementals?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Yes, they are. And then the other market that I think we’re seeing some nice growth in is the metals market. So—but mining and oil and gas do have better incremental margins.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Okay. And then just—if I could fit one more in on Fortive A&S, what are—what’s the big gating factor to kind of get it done earlier in 4Q versus later? I’ll get back in queue.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Yes, there’s still—we have a lot of work to do to get it—to close the transaction. And there’s still some regulatory approvals that we have to get and we have to do some regulatory filings. We have to have a shareholder vote and we have to do the financing. So those are probably the 3 big activities that we’re working on currently that are going to gate the date of closing.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

The timing of obtaining these approvals is outside of our control. It’s regulatory approvals. And so essentially, we depend on how fast the regulators work and improve their various filings and so forth.

Operator

Thank you. Mr. Christensen, there are no further questions at this time. I’ll turn the floor back over to you for any final comments.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Okay. I would like to thank everybody for joining us on the call today, and we look forward to speaking with you next quarter. Thank you.

Operator

Thank you. This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Newco filed a registration statement on Form S-4/S-1 containing a prospectus and Altra filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission (the “SEC”), in each case on May 8, 2018. Each of Altra and Newco have filed, and expect to file, amendments to these filings before they become effective. Investors and security holders are urged to read the registration statements and Altra’s preliminary proxy statement and any further amendments to these filings when they become available as well as any other relevant documents to be filed with the SEC when they become available because such documents contain or will contain important information about Altra, Fortive, Newco and the proposed transaction. Altra’s preliminary proxy statement, the registration statements and any further amendments to these filings as well as any other relevant documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Such documents can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184, or by calling (781) 917-0527.

FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact included in this release are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed,” “should be,” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon financial data, market assumptions and management’s current business plans and beliefs or current estimates of future results or trends available only as of the time the statements are made, which may become out of date or incomplete. Forward-looking statements are inherently uncertain, and investors must recognize that events could differ significantly from our expectations. These statements include, but may not be limited to, the statements under “Business Outlook,” our expectations regarding our tax rate, our expectations regarding our acquisition of Fortive’s A&S Platform and the Company’s guidance for full year 2018.

In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) competitive pressures, (2) changes in economic conditions in the United States and abroad and the cyclical nature of our markets, (3) loss of distributors, (4) the ability to develop new products and respond to customer needs, (5) risks associated with international operations, including currency risks, (6) accuracy of estimated forecasts of OEM customers and the impact of the current global economic environment on our customers, (7) risks associated with a disruption to our supply chain, (8) fluctuations in the costs of raw materials used in our products, (9) product liability claims, (10) work stoppages and other labor issues, (11) changes in employment, environmental, tax and other laws and changes in the enforcement of laws, (12) loss of key management and other personnel, (13) risks associated with compliance with environmental laws, (14) the ability to successfully execute, manage and integrate key acquisitions and mergers, (15) failure to obtain or protect intellectual property rights, (16) risks associated with impairment of goodwill or intangibles assets, (17) failure of operating equipment or information technology infrastructure, (18) risks associated with our debt leverage and operating covenants under our debt instruments, (19) risks associated with restrictions contained in our Credit Facility, (20) risks associated with compliance with tax laws, (21) risks associated with the global recession and volatility and disruption in the global financial markets, (22) risks associated with implementation of our ERP system, (23) risks associated with the Svendborg and Stromag acquisitions and integration and other acquisitions, (24) risks associated with certain minimum purchase agreements we have with suppliers, (25) risks associated with our exposure to variable interest rates and foreign currency exchange rates, (26) risks associated with interest rate swap contracts, (27) risks associated with our exposure to renewable energy markets, (28) risks related to regulations regarding conflict minerals, (29) risks related to restructuring and plant consolidations, (30) risks related to our pending acquisition of Fortive A&S, including (a) the possibility that the conditions to the consummation of the proposed transaction will not be satisfied, (b) failure to obtain, delays in obtaining or adverse conditions related to obtaining stockholder or regulatory approvals, (c) the ability to obtain the anticipated tax treatment of the proposed transaction and related proposed transactions, (d) risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects, (e) the possibility that we may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected time-frames or at all and to successfully integrate Fortive A&S, (f) expected or targeted future financial and operating performance and results, (g) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the proposed transaction, (h) failure to consummate or delay in consummating the proposed transaction for other reasons, (i) our ability to retain key executives and employees, (j) slowdowns or downturns in economic conditions generally and in the markets Fortive A&S’s businesses participate specifically, (k) slowdowns or downturns in the industrial economy, (l) lower than expected investments and capital expenditures in equipment that utilizes components produced by us or Fortive A&S, (m) lower than expected demand for our or Fortive A&S’s repair and replacement businesses, (n) our relationships with strategic partners, (o) the presence of competitors with greater financial resources than us and their strategic response to our products, (p) our ability to offset increased commodity and labor costs with increased prices, (q) our ability to successfully integrate the merged assets and the associated technology and achieve operational efficiencies, and (r) the integration of Fortive A&S being more difficult, time-consuming or costly than expected and (31) other risks, uncertainties and other factors described in the Company’s quarterly reports on Form 10-Q and annual reports on Form 10-K and in the Company’s other filings with the SEC or in materials incorporated therein by reference. Except as required by applicable law, Altra Industrial Motion Corp. does not intend to, update or alter its forward looking statements, whether as a result of new information, future events or otherwise.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Altra in connection with the proposed transaction under the rules of the SEC.

Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on April 16, 2018. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on March 23, 2018 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on May 8, 2018.